Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

March 29, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Valerie J. Lithotomos

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-05518)
Response to Examiner Comments on Post-Effective
Amendment No. 189

Dear Ms. Lithotomos:

This letter responds to your comments on Post-Effective No. 189 (“PEA No. 189”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 189 seeks to register shares of one new portfolio of the Registrant: the Summit Global Investments Small Cap Low Volatility Fund (the “Fund”).

1.                                      Comment:  Please revise the Fee Table to conform the line item regarding the Exchange Fee to the language required by Item 3 of Form N-1A.

Response:  Registrant will revise the Exchange Fee line item as follows: “Exchange Fee (as a percentage of amount exchanged on shares held for less than 60 days, if applicable).”

2.                                      Comment:  Please confirm that any estimated level of acquired fund fees and expenses does not require a separate heading in the expenses and fee table.

Response:  Registrant does not expect to incur acquired fund fees and expenses that will exceed 0.01% of average net assets of the Fund, and therefore no line item for acquired fund fees and expenses is required.

3.                                      Comment:  Please supplementally confirm that the three-year expense example only reflects the contractual fee waiver for the first year.

Response:  Registrant confirms that the three-year expense example only reflects the contractual fee waiver for the first year.

4.                                      Comment:  In light of the term “global” in the Fund’s name and the Fund’s investment strategy of investing in U.S. equity securities, please clarify the universe of stocks represented by the Fund.

Response:  Registrant confirms that the Fund invests in U.S. equity stocks.  The reference to “global” in the Fund’s name is derived from the Adviser’s name, Summit Global Investments, LLC.  The Adviser has conducted operations under this name since 2010 and was previously permitted to include its name in another fund’s name, which like the Fund, invests in U.S. equity securities.

To clarify its investment strategy, the Registrant will revise the first paragraph of the principal investment strategies as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in equity securities, primarily common stocks of U.S. issuers with small market capitalizations. A small market capitalization issuer generally is considered to be one whose market capitalization is, at the time the Fund makes the investment, similar to the market capitalization of companies in the Russell 2000® Index.  The Russell 2000® Index is a small cap stock market index measuring the performance of approximately 2,000 small cap U.S. companies. As of February 29, 2016, the median market capitalization of this index was $621 million and the largest stock was $5.5 billion.  The Fund’s investments will generally consist of securities, which may include common stocks, preferred stocks, warrants to acquire common stock, and securities convertible into common stock. The Fund purchases equity securities traded in the U.S. on registered exchanges or the over-the-counter market.”

5.                                      Comment:  Please state in the prospectus the market capitalization range of companies within the Russell 2000® Index.

Response:  As noted in the response to Comment 4, above, Registrant will revise the first paragraph of the principal investment strategies to state that as of February 29, 2016, the Russell 2000® Index includes U.S. companies with a median market capitalization of $621 million and the largest stock of $5.5 billion.

6.                                      Comment:  Please consider revising the second paragraph in the Principal Investment Strategies section in “plain English” to clarify what is meant by “capital protection”.

Response:  Registrant will revise the disclosure as follows: “The Adviser selects securities for the Fund that it anticipates will produce less volatility with more protection against significant losses and more consistent returns.”

7.                                      Comment:  Please consider combining the Limited Operating History Risk and the New Fund Risk in the Principal Risks section.

Response:  Registrant will remove Limited Operating History Risk and revise the New Fund Risk as follows: “As a new Fund, there can be no assurance that the Fund will grow to or maintain economically viable size.  In addition, the Fund has a limited operating history upon which prospective investors can evaluate its performance.”

8.                                      Comment:  Please consider adding Low Volatility Risk to the Principal Risks section.

Response:  Registrant will add the following risk to the Principal Risks section:

•                  Low Volatility Risk. Although subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a portfolio comprised of low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels.  Investing in low volatility stocks may limit the Fund’s gains in rising markets.

9.                                      Comment:  In the Management of the Fund section of the Prospectus, please provide the date as of which each portfolio manager has served in such capacity for the Fund.

Response:  Registrant will revise the Management of the Fund section of the Prospectus to note that each Portfolio Manager has served in such capacity since 2016.

10.                               Comment:  Please consider including additional information about the Fund’s principal investment strategies and risks in response to Item 9 of Form N-1A.

Response:  The following disclosure will be added to the section Additional Information about the Fund’s Investments and Risks:

Equity and Equity-Related Securities. The Fund will invest in equity securities as part of its principal investment strategies, including exchange-traded and over-the-counter common and preferred stocks, warrants and convertible securities. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of a convertible security may not increase or decrease as rapidly as the underlying common stock. Common stocks may decline over short or even extended periods of time. The purchase of warrants involves the risk that the Fund could lose the purchase value of a warrant if the right to subscribe to additional shares is not executed prior to the warrant’s expiration. The value of such securities convertible into equity securities, such as warrants or convertible debt, is also affected by prevailing interest rates, the credit quality of the issuer and any call provision. The market value of a portfolio holding may fluctuate, sometimes rapidly and unpredictably.  The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.  Decreases in market value of the Fund’s portfolio securities could adversely affect the Fund’s NAV.

Convertible Securities.  Convertible securities have characteristics of both equity and fixed income securities.  The value of a convertible security tends to move with the market value of the underlying stock, but may also be affected by interest rates, the credit quality of the issuer and any call provisions.  In particular, when interest rates rise, fixed income securities will decline in value.

Portfolio Turnover. The Fund may engage in active and frequent trading, resulting in high portfolio turnover. This may lead to the realization and distribution to shareholders of higher capital gains, increasing their tax liability. Frequent trading may also increase transaction costs, which could detract from the Fund’s performance.

Broad-Based Securities Market Index.

The Russell 2000® Index is an unmanaged index that consists of the 2,000 smallest companies in the Russell 3000® Index and represents approximately 10% of the total market capitalization of the Russell 3000® Index.

11.                               Comment:  Please supplementally explain how the prior performance information of the Adviser’s similarly managed accounts (“SMAs”) provided in Appendix A — Prior Performance of Similarly Advised Accounts section of the Prospectus is substantially similar to the performance expected of the Fund.

Response:  The Adviser’s SMAs have substantially similar investment objectives, policies, and strategies as the Fund.

12.                               Comment: Please confirm that Appendix A — Prior Performance of Similarly Advised Accounts section of the Prospectus complies with the disclosure requirements under Form N-1A.

Response:  Registrant will revise Appendix A to include monthly performance table net of fees as follows:

COMPOSITE - MONTHLY PERFORMANCE TABLE NET OF FEES

(SINCE INCEPTION APRIL 1, 2014 THROUGH DECEMBER 31, 2015)(1),(2),(3)

Small Cap Low Volatility Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2015	(2.35)%	3.12%	2.20%	(3.77)%	1.70%	1.05%	0.81%	(4.24)%	(0.49)%	3.71%	1.81%	(1.78)%
2014				(3.09)%	0.59%	3.78%	(4.22)%	4.33%	(4.04)%	10.27%	0.77%	3.25%

Russell 2000® Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
2015	(3.22)%	5.94%	1.74%	(2.55)%	2.28%	0.75%	(1.16)%	(6.28)%	(4.91)%	5.63%	3.25%	(5.02)%
2014				(3.88)%	0.80%	5.32%	(6.05)%	4.96%	(6.05)%	6.59%	0.09%	2.85%

(1) Performance was calculated using a time-weighted total return methodology (which is a measure of the   compound rate of growth in a portfolio), as set forth in Global Investment Performance Standards (“GIPS”) Section 3.3.                This method of calculating performance differs from the SEC’s standardized methodology, which may produce           different results.

(2) Performance shown is net composite performance of all similarly advised accounts. The first similarly advised                                                account commenced operations on April 1, 2014.

(3) The Russell 2000® Index is a leading small cap index which is a subset of the Russell 3000® Index. The Russell 2000® Index is comprised of the bottom 2000 stocks in the Russell 3000® Index.

13.                               Comment:  Please consider revising the footnote 1 under the table in Appendix A - Prior Performance of Similarly Advised Accounts section of the Prospectus in “plain English” to clarify what is meant by “time-weighted total return methodology”.

Response:  Registrant will revise the disclosure as follows: “(1) Performance was calculated using a time-weighted total return methodology (which is a measure of the compound rate of growth in a portfolio), as set forth in Global Investment Performance Standards (“GIPS”) Section 3.3. This method of calculating performance differs from the SEC’s standardized methodology, which may produce different results.

14.                               Comment:  Please clarify in Investment Limitation Number 6 listed in the Fund’s Statement of Additional Information (“SAI”) that the Fund’s 25% investment limitation applies to securities of one or more issuers conducting their principal business activities in the same industry or group of industries.

Response: Registrant will revise Investment Limitation Number 6 as follows:

“Invest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries, provided that (a) there is no limitation with respect to (i) instruments issued or guaranteed by the United States, any state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions, and (ii) repurchase agreements secured by the instruments described in clause (i); (b) wholly-owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents; (c) utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry and (d) a private activity bond that is backed only by the assets and revenues of a non-governmental user is considered to be issued by such non-governmental user; or”

15.                               Comment:  Please consider revising the Investment Limitation Number 6 in the SAI to address private activity bonds.

Response:  As noted in the response to Item 14, above, Registrant has revised Investment Limitation Number 6 to add disclosure regarding private activity bonds.

*   *   *   *   *   *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann